EXHIBIT 2
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                                  ANNOUNCEMENT


                              WPP GROUP plc ("WPP")

WPP was informed on 7 March 2005 that Mr Howard Paster, a director of the Company, exercised options over 78,032 ordinary shares in WPP at (pound)1.54 pence per share under the WPP Executive Share Option Scheme. The resultant shares were sold at a price of (pound)6.23 per share.

Mr Paster's beneficial holding in WPP is 201,167 ordinary shares, and 449,162 share options exercisable between now and 2012 at subscription prices between (pound)2.14 and (pound)9.01.

8 March 2005


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